February 8, 2005

MAIL STOP 0511

Mr. Yang Wu, President and CEO
Thrifty Printing, Inc.
3702 South Virginia Street, #G12-401
Reno, NV 89502-6030

Re:	Thrifty Printing, Inc.
File No. 333-122005
Registration Statement on Form SB-2
      Filed January 13, 2005

Dear Mr. Wu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule
419."  See Security Act Release No. 6932 (April 13, 1992).

Your disclosure indicates that you are a development stage company that intends to be an on-line photofinishing company. Your disclosure also shows, that you have no assets other than cash of $28,110, no revenues, no operations, no developed website, no experience in the on-line photofinishing business and no full-time employees. We note that the company is not raising any capital in this offering. It is uncertain from your disclosure whether the company will be able to implement its business plan based on the amount of its current cash position. It is unclear if and how the company will raise additional capital. Also, it appears from the disclosure that the company may not be able to make a profit based on the expenses and revenues in the proposed business. Furthermore, we note that the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule
419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. We offer the following comments to help you revise your disclosure.

2. We note the registration statement covers the resale of 76% of the shares of common stock outstanding of Thrifty Printing, Inc. in your initial public offering. Under these facts, your offering appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C through the selling security holders who appear to be underwriters under the Securities Act. Because Thrifty Printing, Inc. does not qualify to conduct an offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a primary offering by Thrifty Printing, Inc. Under Rule
415(a)(1)(ix), the offering must be prompt and continuous for the duration of the offering. Note that Thrifty
Printing, Inc. does not
appear to qualify to conduct a delayed offering under Rule 415(a)(1)(x). Please expand the disclosure to explain how the offering will be conducted in a prompt and continuous manner. If you disagree that the offering should be considered a primary offering by Thrifty Printing, please provide your analysis supplementally.

3. In Note 1 to the financial statements, the company states "[m]anagement has plans to seek additional capital through a public offering of its common stock." We note that the company is not seeking to raise capital in this offering. Further, it appears that there is no reference in the registration statement to the company raising capital in a public offering. Please explain throughout the applicable parts of the registration statement the company`s plan to raise capital in relation to the disclosure in Note 1.

4. On the prospectus cover page, and throughout the prospectus, you make reference to getting the company`s shares listed on the OTC Bulletin Board. Wherever such disclosure is provided, additional disclosure should be provided to the effect that there can be no assurances that the company will be approved for listing on the OTC
Bulletin Board. We note, for example, the language in the footnote on page 10 of the prospectus.


Table of Contents

5. We note that most your table of contents is in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Revise throughout the prospectus as necessary.

Prospectus Summary

6. We note that the company states that it has commenced operations on October 1, 2004 and that "[w]e are an on-line photofinishing company." Please reconcile with the disclosure on page 21 of the business section that "[w]e are a development stage company that has not commenced business operations." If the company has begun operations, please briefly describe such operations.

7. Please include a brief summary of your proposed business plan.
See Item 503 of Regulation S-B.

8. We note the statement that the company has not "generated any significant revenue since inception." Please revise to indicate that the company has not generated any revenues since inception. In addition, please include that the company has had a net loss.

9. We note the statement that "we anticipate that we will require an additional $25,000 to $30,000 through October, 2005." Please indicate whether the company has any plans to raise capital.

10. We note that the company states that "[o]ur financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors." Instead of referring to the note in the financial statements, it may be more useful for readers to summarize the note in this section. Please revise.

Risk Factors

11. Please revise risk factor one to focus only on the risk in the subheading that the company has had no cash flow from operations and the risk to the company if it is unable to obtain future financing.
We note that the company refers to satisfying its cash requirements until December 31, 2004. Please update this information to discuss how the company will satisfy its cash requirements for the next 12 months. Please include the risk to the company if it is unable to obtain additional capital. Does the company have a plan to raise capital in the next 12 months? The risks regarding unexpected expenses, dilution and increase liabilities from commercial loans are separate risks. Please revise. In addition, the first risk factor states that the company`s year end is both September 30 and December
31. Please revise and clarify these statements here and throughout the prospectus as necessary.


12. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Several of your risk factors seem to fit into this category and you should revise to cite a particular risk, or remove them. For example, please see risk factors 2, 8, 10 and 21.

13. In risk factor three, it may be more useful for reader to discuss whether the company will likely generate revenues in the next 12 months or will it be dependent upon raising capital.

14. Risk factor four is similar to risk factor one and you may want to consider combining these risk factors. You may want to specify whether the company currently has enough funds for expanding the website and marketing before September 30, 2005. If not, please explain in more detail the company`s plan for funding. In addition, you should revise to remove other risk factors such as dilution and defaulting on future debts.

15. In risk factor five, please specify the assets. In addition, please specify the country, China. It may be important to discuss the possible difficulties for investors to enforce civil liabilities in China.

16. In risk factor nine, we note that the company discusses that operations may be disrupted by technological or other problems. We note that the company currently does not have an operational website.
It may be more appropriate to discuss as a risk factor, the problems the company may incur in developing a website.

17. In risk factor 16, regarding dilution, you may want to discuss the company`s plan to raise additional capital and the dilutive effect that it could have upon shareholders.

18. In the last risk factor on page 9, you mention the ability of the officers and directors of the company to exercise control over minority shareholders in voting matters, although the officers and directors beneficially own only 23.1% of the issued and outstanding shares of the company`s common stock. Please expand your discussion to clarify how this is the case.

The Offering

19. Please describe the reference to Regulation S.

20. Please revise to clearly state that the company shares will only sell at prevailing market prices when quoted on the OTC Bulletin Board or when listed on an exchange. Please note that some quotation systems are not considered public markets under the Securities Act of
1933. See also similar disclosure on the cover page of the prospectus and under the sections Determination of Offering Price and
Plan of Distribution.



Determination of Offering Price

21. If applicable, please include whether the price of $.02 per share is based on the company`s price per share in its recent private offering.

Selling Stockholders

22. We note that the company states that "none of the stockholders is a broker-dealer or an affiliate of a broker-dealer to our knowledge."
Please describe whether the company or any of its affiliates inquired into whether any of the stockholders are a broker-dealer or an affiliate of a broker-dealer.

Directors, Executive Officers, Promoters and Control Persons

23. For each officer and director, please describe all employment during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the name and business of the person`s employer, beginning and ending dates of employment, and the positions held. Please include all current positions with other companies.

24. Please discuss any possible conflicts of interest.

25. Please describe whether Yang Wu and Pei Ru Wu are related.
See
Item 401(c) of Regulation S-B.

Description of Property

26. We note that the company states that the head office is located at 3702 South Virginia Street, Reno, Nevada. We also note that all of the officers reside in China and that the business administration and photofinishing operations are conducted at 12 Jiangsu Road, Shanghai, China. Please explain what operations of the company, if any, will be performed at the Reno, Nevada address. Please describe both the Reno, Nevada address and the Shanghai, China address and include whether the offices are used for other business purposes. Please describe the company`s leasing or ownership arrangements for both the Reno, Nevada office and the Shanghai, China address. Please see Item 102(a) of Regulation S-B. If the company does not have ownership or control over the premises, please name the person that has ownership and control. In risk factor 11, we note that the company has entered into an agreement with GL Photo Processing Corp.
for the photofinishing of the photographs.  Please explain whether
GL
Photo`s address is 12 Jiangsu Road, Shanghai, China. If so, please describe what ownership or control the company has over theses premises. If this is incorrect, please reconcile the disclosure regarding the location of the company`s photofinishing operations in the Risk Factor section and the Description of Property section.




Description of Business

27. The Description of Business section is generic and seems to focus on what the company intends to do into the future. Please focus your discussion mainly upon current operations as further explained below.
Please significantly expand your disclosure to address your current and immediate activities according to the requirements of Item 101(b)
of Regulation S-B. Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations.

Our Current Business

28. Please describe the current principal products or services of the company and their markets as required by Item 101(b)(1) of Regulation
S-B. As a general matter, it is inappropriate to speak about the merits of the company without qualifying your statements in a manner that makes clear to the reader that the company is in the developmental stage and has not commenced operations. Unless you have demonstrable proof of a statement concerning what the company can do or is capable of, you should not make such statements. You may state your objectives and/or goals but not your beliefs or expectations unless you have a basis for such beliefs or expectations. Please revise throughout.

29. We note that the company states "[w]e are an on-line photofinishing services company that provides primarily digital photography photofinishing through our website." The company also states that "[w]e are a new print brokerage firm." Please reconcile these statements with the disclosure that the company has not commenced business operations. This disclosure should be reconciled and revised as necessary throughout the prospectus.

30. We note the statement "[w]e established our website as an online photo community for both digital camera and conventional film photographers." Please describe whether the company has begun developing its website or whether the website is completed. If the company has begun developing the website but it is not completed, please describe the current phase of development of the website.

31. Please revise the business section to comply with the requirements of Rule 421 of Regulation C. Please use definite concrete everyday words. In the business section, you employ technical terms and jargon that may be confusing and difficult for an average reader to understand. For example, you include terms such as
"digital imaging technology provider," "Network member," and "Internet infrastructure company." Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used, please explain them in ordinary, everyday language when first used.

32. We note that the company states that "[o]ur online community will consist of an Internet portal through which users can participate in photography focused chat groups, discussion forums, e-mail and have access to articles relating to photography hints, tips and techniques. Users can also upload, store and manipulate digital images online and create photo websites, albums and slide shows." Please explain whether these services will be provided in the near future and the reasonable basis for the belief. Please describe in more detail those products or services which the company expects to reasonably provide in the near future. Please explain whether the company will charge a fee for any of these products or services. Please describe who will write or provide the articles. We note that it does not appear that any of the officers have experience in photography. Please revise accordingly.

33. We note the statement "[o]ur focus will be one of a digital imaging technology provider for a wide variety businesses including photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services."
Please explain each of these persons and describe how such persons will specifically use your services. Please include whether such persons will pay a fee for any of the services.

34. Please explain the statement "[w]e intend on creating and managing a digital network environment whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Network member."

35. Please explain the statement "manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment through our retail relationships and connectivity to the retail locations."

36. Please explain the statement "[d]ue to our automated system, we will not be able to make any changes to orders, and a customer will have to re-order or cancel their current order." Please explain how customers can cancel an order and include whether any refunds are available to them.

37. Please disclose if any companies will assist the company in the customer payment process. If so please name such companies and describe the arrangements and whether any contracts have been negotiated or entered into.

38. We note that the company states "[w]e currently plan to charge $1.99 per order anywhere in the U.S." Please describe "per order."
Please include the name of the company that will perform the photofinishing and the location of this company. Also, please describe whether the company will take orders from customers in countries other than the U.S.

39. We note that the company states "[o]nce a customer has placed their your [sic] order, we may require up to 2 business days to process, print and prepare it for shipping. We use post service to deliver the orders." Please describe in more detail the process, print and preparation for shipping. In addition, please describe the company or organization that will ship the products to the customers.
Please include all related costs for shipping and describe how this will affect the price per order of photofinishing.

40. Please describe in more detail the distribution methods of the products and services as required by Item 101(b)(2) of Regulation
S-
B.

Additional Sources of Revenues

41. We note the statement that "Thrifty Printing intends to be a full service agency that sells digital photo related printing and related services. Products such as all size photos, calendars, greeting cards, albums, mugs, T-shirts, mouse pads, sweat shirts will be manufactured and delivered." Please explain specifically the digital related printing and related services. For each one explain what the company will do, what contracts the company has negotiated or entered into regarding each product or service and explain the fee arrangements. Note that if the company will not have the ability to produce such products or services and has not negotiated or entered into any contracts related to such matters, the statements may be promotional and should be removed.

42. Please remove the promotional statement "[t]he added value of Thrifty Printing is our knowledge and expertise."

43. Please explain or reference the vague statements that "[p]rinting needs are evaluated and assessed . . . and communicate efficiently on a daily basis."

Marketing

44. Please provide a reasonable basis and/or support for all the statements in the first paragraph of this subsection that begins
"Thrifty Printing has chosen . . ."

45. Please remove the promotional statement in the second paragraph that states "[w]e will strive to develop the most recognized and trusted brand for printing services on the Internet."

46. Please specifically explain the references in the statements "[t]o expand our customer base and to extend the image of the company. . . . We also plan to expand our affiliate and co-branded online website strategies through agreements with a range of destination websites."

47. Please explain the statement "[p]roviding a small percentage of the sales made through our websites from which a customer makes a purchase."

48. Please specifically explain the company`s plan regarding promotions such as banner ads, internet ads, printed media such as newspapers and magazines, television ads, major search engines and listings on website directories. We note that the company discloses in the MD&A section that it will allocate $5,000 to $7,500 for marketing during the next twelve months. We also note that the company is uncertain whether it has these funds or if it will need to raise additional capital. Based upon these factors, please provide a reasonable basis that the company will use such promotions during the next twelve months. It appears that some of the statements may be promotional in nature and should be removed.

Technology

49. We note the statement that "[w]e host our website and email on servers located at London, Britain. These servers are owned and operated by Instaspace." Please disclose whether the company has entered into an agreement with Instaspace and, if so, describe the principal terms of the agreement. Please file a copy of the agreement as an exhibit.

50. Please describe the principal terms of the agreement between the
company and GL Photo.   Please file a copy of the agreement as an
exhibit.

Competition

51. Please provide the source of the historical information included in this subsection.

52. Please further describe how "photofinishing retailers will also
be our customers."  Please explain the statement "[o]rganizations
.. .
.. work with retailers in terms of providing equipment to scan silver halide images to digital and some provide online storage and web site hosting."

53. Please describe how the company specifically competes or will compete by "competitive pricing; strategic market positioning; and the functionality and architecture of our websites."

Growth Strategy

54. The disclosure in this subsection is promotional and vague.
Please revise to specifically state the company`s strategy during the next twelve months along with a reasonable basis for the statements.

Intellectual Property

55. Please describe how the company owns the domain name
Myphotolab.us.

Governmental Regulations

56. Please describe more specifically the effect of existing or probable governmental regulations on the business. Please see Item
101(b)(9) of Regulation S-B. We note that you intend to export goods from China into the U.S. Include a discussion of the governmental regulation on the company`s export/import business, which should include, but not be limited to, a description of any customs, commerce and other regulations or laws that could impact your business.





Management`s Discussion and Analysis and Plan of Operations

57. Please describe the company`s plan of operations for the next twelve months as required by Item 303(a) of Regulation S-B. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 303(a)(1) of Regulation S-B.

Plan of Operation

58. Most of the disclosure in this subsection is vague and promotional. Please revise to state a specific business plan that includes a reasonable basis or remove the information.

Cash Requirements

59. Please specifically explain whether the current cash-on-hand of
$25,000 will pay for the expenses listed in this subsection. If not, please explain how the company will fund the expenditures during the next 12 months. We note that the company expects to incur legal expenses of $25,000 related to the registration statement. Please see Item 303(a)(1)(i) of Regulation S-B.

Other Expenses

60. Please explain how the company will pay the $25,000 in legal expenses.

61. We note the information beginning with "[i]n management`s opinion
.. . ."  is vague and promotional, and should be revised to state a specific business plan.

Executive Compensation

62. Please discuss any compensation to be paid by the company to any officer for the current year.

Reports to Security Holders

63. Please disclose whether the company will voluntarily send an annual report and whether the report will include audited financial statements as required by Item 101(c)(1) of Regulation S-B.

Financial Statements

64. Please consider revising the header of your financial statements to specify for the period January 23, 2004 (Date of Inception) to September 30, 2004. Please direct your auditors` to revise the audit report accordingly.

Notes to the Financial Statements
Note 1. Nature and Continuance of Operations, page 39

65. Please disclose the company`s fiscal year-end.

Note 2.  Significant Accounting Policies
c)  Foreign Currency Translation, page 40

66. Your disclosure states that the company`s functional currency is the Canadian dollar because all of the operations are in Canada. However, you disclosure within Description of Property (page 21) indicates that your business and photofinishing operations are conducted in Shanghai, China. Please clarify the location of operations and disclose the functional currency of the company. Please revise as necessary.

General

67. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

Part II
Recent Sales of Unregistered Securities

68. Please describe how the company complies with each element of
Section 903(b)(3) of Regulation S of the Securities Act. See Item 701(d) of Regulation S-B.

69. Please submit exhibits 3.1, 3.2 and 4.1 in electronic format.
See Section 102 of Regulation S-T of the Securities Act.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 824-5683 or Hugh West at
(202) 942-1983 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 824-5262 or Mike Karney, who supervised the review of your filing, at (202)
942-2999.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Ailin Wan
	Fax (604) 689-9773
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Thrifty Printing, Inc.
February 8, 2005
Page 1